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                                June 29, 2021

       Elizabeth Mu  oz
       Chief Executive Officer
       Torrid Holdings Inc.
       18501 East San Jose Avenue
       City of Industry, California 91748

                                                        Re: Torrid Holdings
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 23, 2021
                                                            File No. 333-256871

       Dear Ms. Mu  oz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 23,
2021

       Capitalization, page 51

   1. Please revise to give pro forma effect in your accumulated deficit balance to the vesting of the IPO Awards and
Increase in Value of Liability-Classified Incentive Units due to the
                                                        IPO, as discussed on
page 123.
       Torrid Parent Inc. Consolidated Financial Statements, page F-10

   2. On page 15, you indicate that prior to the completion of this offering the Reorganization will occur. Once the
Reorganization occurs and prior to effectiveness, please revise the historical financial
statements of Torrid Parent to reflect the 110,000-for-1 effective split.
 Elizabeth Mu  oz
FirstName  LastNameElizabeth Mu  oz
Torrid Holdings Inc.
Comapany
June       NameTorrid Holdings Inc.
     29, 2021
June 29,
Page 2 2021 Page 2
FirstName LastName
       You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 with any questions on these comments. Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Aslam Rawoof